UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Pursuant to Regulation 30 of Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation, 2015, we hereby notify that the Nomination and Remuneration Committee (NRC) of the Company at its meeting held on January 31, 2020, has approved the vesting of the stock options under Vedanta Limited Employee Stock Option Scheme- 2016 (ESOS 2016) to the eligible employees of the Company and its Subsidiary Companies as per below details:-

S. No.	Particulars	Details
1	Brief details of options granted	The present instance is vesting of options on completion of the performance period and achievement of performance conditions

2	Whether the scheme is in terms of SEBI (Share Based Employees Benefit) Regulations, 2014	Yes

3	Total number of shares covered by these options

Options Granted- 80,00,000 equity shares (each option is convertible into 1 equity share of face value Re. 1 each)

Options Vested-16,91,107 equity shares (each option is convertible into 1 equity share of face value Re. 1 each)

4	Pricing Formula/ Exercise Price	Re. 1 (Par value)

5	Option Vested	16,91,107

6	Time within which option may be exercised	6 months

7	Options exercised	The exact options exercised will be determined post the exercise period is closed.

8	Money realized by exercise of options	The money realized by exercise of options will be determined post the exercise period is closed.

9	The total number of shares arising as a result of exercise of option;	The total number of shares arising as a result of exercise of option will be determined post the exercise period is closed.

10	Options lapsed	The Options lapsed will be determined post the exercise period is closed.

11	Variation of terms of options	NA

12	Brief details of significant terms

Performance period considered for vesting of performance-based options (TSR) was 36 months from the date of approval of scheme i.e., 28 October 2016 to 27 October 2019 and performance period for tenure-based options was 36 months from the date of grant i.e., 15 December 2016 to 15 December 2019.

However, the TSR based vesting is NIL and tenure-based options vested basis continued employment in the Company

13	Subsequent changes or cancellation or exercise of such options	No changes

14	Diluted earnings per share pursuant to issue of equity shares on exercise of options	Diluted earnings per share pursuant to issue of equity shares on exercise of options will be determined post the exercise period is closed.

Kindly take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2020

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer